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                                October 5, 2022

       Angel Orrantia
       Chief Executive Officer
       Four Leaf Acquisition Corp
       4546 El Camino Real B10 #715
       Los Altos, California 94022

                                                        Re: Four Leaf
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed September 13,
2022
                                                            File No. 333-267399

       Dear Angel Orrantia:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       We may be deemed a "foreign person"..., page 49

   1. We note your response to comment 1 of our letter. Please revise the risk factor to remove any mitigating language
related to the risk that you may be subject to CFIUS given that your sponsor is
controlled by a foreign person.
       Management, page 120

   2. We note your response to comment 3 of our letter. For each of your directors, please discuss the specific
experience, qualifications, attributes or skills that led to the conclusion that the individual
should serve as your director in light of your business and structure.
                                                        Please refer to Item
401(e) of Regulation S-K.
 Angel Orrantia
Four Leaf Acquisition Corp
October 5, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameAngel Orrantia
                                                           Division of
Corporation Finance
Comapany NameFour Leaf Acquisition Corp
                                                           Office of Real
Estate & Construction
October 5, 2022 Page 2
cc:       David Brown, Esq.
FirstName LastName